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                                                                Exhibit 20.1

RMI.NET Tops the 100,000 Customer Mark With Acquisition of Western Regional Networks

DENVER, Dec. 1 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national e-business and convergent communications company, announced today it has exceeded 100,000 customers nationwide with the acquisition of the Internet and web-related assets of La Junta and Fort Collins, Colo.-based Western Regional Networks, Inc. (WRN). (Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

WRN, with annualized revenues of $1.8 million, was acquired for $2.7 million. WRN operates throughout southeastern Colorado under the name Rural Internet Access and in Fort Collins under the name Info2000. The addition of WRN's 8,000 subscribers puts RMI.NET at more than 107,000 customers nationwide.

"This is a significant milestone in our industry and for RMI.NET. It was achieved through the execution of our business plan, the excellent efforts of our employees, and the loyalty of our customers," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "This acquisition will immediately provide us with positive cash flow and will help us meet our objective of cash flow breakeven in the fourth quarter of 2000."

Hanson added: "I am excited that Keith Goodwin, a co-founder of Rural Internet Access and a leader in bringing new technologies to Colorado schools, will remain with RMI.NET and head up our eastern Colorado strategy. Because of Keith, Rural Internet Access and Info2000 have strong reputations for quality service and customer care. RMI.NET will now be able to sell its suite of e-commerce products to the WRN customer base."

Rural Internet Access and Info2000 merged in July 1998 to form WRN. RMI.NET will now be able to offer these new business and residential customers e-commerce applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line
(DSL) service.

RMI.NET has acquired 15 companies since the first of year and 21 companies since June 1998.

Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national commerce solutions provider focusing on e-commerce and convergent communications. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL). RMI.NET has an annualized revenue run rate of $47 million and more than 107,000 nationwide customers. The company wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties, which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz, Manager, Media Relations, 303-313-0672, mark.stutz@corp.rmi.net, or Steven P. Eschbach, CFA, Vice President, Investor Relations, 303-308-2272, steve.eschbach@corp.rmi.net, both of RMI.NET, Inc./